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Exhibit 99.2

Management's Discussion and Analysis

Information contained in this discussion is given as of October 21, 2004, unless otherwise indicated.

This Management Discussion and Analysis (MD&A) is prepared in conformity with the new disclosure requirements of form 51-102F1 of the Ontario Securities Commission.

2003 earnings were restated to reflect the adoption of new Canadian Institute of Chartered Accountants (CICA) standards to account for asset retirement obligations.

FORWARD-LOOKING STATEMENTS

The following discussion and analysis should be read in conjunction with the consolidated financial statements of Falconbridge Inc. ("Falconbridge" or the "Corporation") and related notes for the year ended December 31, 2003. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations.

The Corporation's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). Effective July 1, 2003, the Corporation's functional and reporting currency was converted to U.S. dollars. Unless otherwise noted, all amounts in this report are expressed in U.S. dollars.

OVERALL PERFORMANCE	3
EARNINGS, CASH FLOWS AND FINANCIAL CONDITION	3
RESULTS OF OPERATIONS	4
EARNINGS BY SEGMENT	7
NICKEL OPERATIONS	7
INTEGRATED NICKEL OPERATIONS (INO)	7
FALCONDO	10
COPPER OPERATIONS	11
COLLAHUASI	12
LOMAS BAYAS	13
CONSOLIDATED KIDD CREEK OPERATIONS	14
CORPORATE AND OTHER	16
SUMMARY OF QUARTERLY RESULTS	17

LIQUIDITY AND CAPITAL RESOURCES	17
LIQUIDITY AND CASH FLOW	17
SIGNIFICANT FUTURE OBLIGATIONS	18
CAPITAL EXPENDITURES AND DEFERRED PROJECT COSTS	18
OUTSTANDING INDEBTEDNESS	19
CAPITAL RESOURCES AND FINANCIAL FLEXIBILITY	19
TRANSACTIONS WITH RELATED PARTIES	19
FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS	20
FOREIGN CURRENCY EXPOSURE	20
COMMODITY PRICE EXPOSURE	21
INTEREST-RATE MANAGEMENT	22
COUNTERPARTY RISK	22
ENERGY PRICE MANAGEMENT	22
RECONCILIATION OF NON-GAAP MEASURES	23
OPERATING CASH COSTS	23
NET DEBT TO NET DEBT PLUS EQUITY	25
OUTLOOK	25
OTHER DEVELOPMENTS	26
ADDITIONAL INFORMATION	26
OUTSTANDING SHARES	26

Overall Performance

Earnings, cash flows and financial condition

Third quarter 2004

Consolidated earnings for the third quarter were $155 million or $0.85 per common share on a basic and diluted basis, compared to $19 million or $0.10 per common share, on a basic and diluted basis, reported in the third quarter of 2003. Higher earnings resulted primarily from higher average realized nickel, copper and zinc prices, which were up 51%, 59% and 17%, respectively, as well as from significantly higher copper sales volumes. Earnings were partially offset by higher unit production costs. Third quarter 2004 net earnings were also negatively affected by the continued weakening of the U.S. dollar versus the Canadian dollar, a drop of 6% in the quarter. In addition to negatively impacting our Canadian dollar operating costs, the revaluation of U.S. dollar denominated debt for Canadian tax purposes created a non-cash tax charge of $19 million in the third quarter. However, the establishment of a $14 million previously unrecognized tax asset at Lomas Bayas partly offset the negative tax impact. Cash generated from operating activities before working capital changes totalled $304 million compared to $144 million for the corresponding quarter in 2003.

Compared to the second quarter of 2004, third quarter earnings increased as a result of higher realized nickel prices, which were up 14% from those realized in the second quarter, partially offset by lower copper and zinc prices. Additionally, copper sales volumes from the Kidd Creek operation returned to more normal levels after ramping up from the maintenance and vacation shutdown at the copper smelter.

In the third quarter, the Corporation's balance sheet continued to strengthen as the ratio of net debt to net debt plus equity improved to 27% from 31% at June 30, 2004 and from 37% at December 31, 2003. Cash and cash equivalents were $537 million at September 30, 2004. We continue to believe that our balance sheet will improve over the balance of the year and that cash flows will be sufficient to cover all of our obligations for the next year.

Year- to-date analysis

Year-to-date earnings were $478 million, or $2.64 per common share on a basic basis and $2.62 on a diluted basis, compared with $96 million or $0.51 per common share on a basic and diluted basis in the first nine months of 2003. Operating income in the first nine months was $692 million compared to $144 million for the same period in 2003. Cash generated from operating activities before working capital changes totalled $783 million, compared to $346 million for the corresponding nine months in 2003. The year-over-year improvement is largely the result of the higher average realized prices for nickel, copper and zinc, which were up 60%, 63% and 25%, respectively, from the same period in 2003.

Consolidated Statement of Earnings

	Three months ended September 30,		Nine months ended September 30,
(unaudited — $ millions, except per share data)	2004	2003	2004	2003
	(Restated)		(Restated)
Revenues	$756	$485	$2,194	$1,447

Operating expenses
Costs of sales
Costs of metal and other product sales	400	352	1,211	1,024
Depreciation and amortization of plant and equipment	59	61	183	186

	459	413	1,394	1,210
Selling, general and administrative	28	19	82	63
Exploration	8	8	16	18
Research and process development	3	3	8	7
Other expense	22	9	2	5

	520	452	1,502	1,303

Operating income	236	33	692	144

Interest	11	12	27	37

Earnings before taxes and non-controlling interest	225	21	665	107
Income and mining taxes	67	1	177	9
Non-controlling interest in earnings of subsidiaries	3	1	10	2

Earnings for the period	$155	$19	$478	$96
Dividends on preferred shares	2	2	5	6

Earnings attributable to common shares	$153	$17	$473	$90

Basic earnings per common share	$0.85	$0.10	$2.64	$0.51
Diluted earnings per common share	$0.85	$0.10	$2.62	$0.51

Results of Operations

Third quarter analysis

The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $756 million increased from $485 million in the third quarter of 2003. The increase reflects higher average realized nickel, copper, silver and zinc prices, higher precious metals revenues from the Integrated Nickel Operations and higher copper and zinc sales volumes. This was partially offset by lower sales of nickel and silver.

  •
  Costs of metal and other product sales of $459 million increased by $46 million over the third quarter of 2003. The increase reflects higher mining costs, higher acquisition costs for custom feed, the impact of a stronger Canadian dollar and Chilean peso relative to the U.S. dollar, and higher copper and zinc sales volumes. This was partially offset by lower sales of nickel and silver.

  •
  Selling, general and administrative costs increased to $28 million from $19 million as a result of higher selling costs, higher non-wage labour costs and the impact of the stronger Canadian dollar during the third quarter of 2004 relative to the same period in 2003.

  •
  Exploration expenditures of $8 million were unchanged from the same period of 2003. This is attributable to the increased sharing of exploration costs with joint-venture partners; offset by the impact of the stronger Canadian dollar in the third quarter of 2004, compared to the same period in 2003.

  •
  Research and process development expenditures of $3 million were unchanged from the corresponding period of 2003.

  •
  Other expense of $22 million in 2004 compared with other expense of $9 million in 2003. The $13 million increase in expense is attributable primarily to the recognition of $7 million of foreign exchange losses and losses of $4 million on metals trading positions, compared to gains of $2 million during the third quarter of 2003. The higher losses from foreign exchange are attributable to unhedged translation losses.

Income and expenses were provided from the following non-operating sources:

  •
  Net interest of $11 million in the third quarter of 2004 was comparable to $12 million in the same period of 2003.

  •
  Income and mining tax expense of $67 million in 2004 compared to an expense of $1 million in 2003. This $66 million increase resulted primarily from higher levels of earnings in 2004. In addition, higher taxes of $19 million, attributable to the tax impact on gains from the revaluation of U.S. dollar debt, were offset in part by the recognition of a future tax recovery of $14 million for Lomas Bayas. This tax recovery was recognized in the third quarter since there is now greater certainty as to its recoverability, than there was at the time of the Lomas Bayas acquisition.

  •
  Non-controlling interest in earnings of subsidiaries increased by $2 million, reflecting higher earnings at Falcondo.

Year-to-date analysis

The significant increase in operating income and earnings is attributable to the following factors:

  •
  Consolidated revenues of $2,194 million increased from $1,447 million during the corresponding period of 2003. The increase reflects higher average realized prices of nickel, copper, zinc and silver, higher precious metal revenues from the Integrated Nickel Operations and higher volumes of zinc sales. This was partially offset by lower sales volumes of nickel, copper, and silver.

  •
  Costs of metal and other product sales of $1,394 million increased by $184 million over the third quarter of 2003. The increase reflects higher mining costs, higher acquisition costs for custom feed, the impact of a stronger Canadian dollar and Chilean peso relative to the U.S. dollar; and higher zinc sales volumes. This was partially offset by lower sales volumes of nickel, copper, and silver.

  •
  Selling, general and administrative costs increased to $82 million from $63 million as a result of higher selling costs, higher non-wage labour costs and the impact of the stronger Canadian dollar during the nine-months ended September 30, 2004 relative to the same period in 2003.

  •
  Exploration expenditures of $16 million decreased from $18 million for the same period of 2003. This decrease is attributable to the increased sharing of exploration costs with joint-venture partners, offset in part by the impact of the stronger Canadian dollar.

  •
  Research and process development expenditures of $8 million increased marginally; by $1 million over the corresponding period of 2003.

  •
  Other expenses of $2 million in 2004 compared with other expenses of $5 million in 2003. The $3 million increase in income is attributable to $8 million in higher gains from foreign exchange and $5 million of net interest income on interest rate swaps not eligible for hedge accounting. This was offset by losses of $2 million on metals trading positions during the current period, compared to gains of $7 million during the comparable period of 2003. The increase in income from foreign exchange is attributable to non-recurring losses that were realized in the third quarter of 2003, from forward hedge contracts of U.S. dollar balance sheet exposure, which were no longer relevant as hedges upon the Corporation's conversion to U.S. dollar functional currency on July 1, 2003

Income and expenses were provided from the following non-operating sources:

  •
  Net interest of $27 million for the nine months ended September 30, 2004, compared to $37 million in the same period of 2003. This decrease is attributable to higher average expenditures on projects for which interest costs are capitalized, the benefit of amortizing the January 1, 2004 deferred mark-to-market gain, on interest rate swaps not eligible for hedge accounting and the benefit of higher interest income from higher average cash and short-term investments derived from higher earnings. This was offset in part by higher interest costs in 2004 resulting from the issuance of debentures on June 1, 2003 and the reduced benefit of lower interest income on the interest rate swaps, not eligible for hedge accounting during the first quarter of 2004, which was reflected as other income under the provisions of accounting guideline 13 (AcG-13).

  •
  Income and mining tax expense of $177 million in 2004 compared to an expense of $9 million in 2003. This $168 million increase resulted primarily from higher levels of earnings in 2004 and the fact that the nine months of 2003 contained a favourable Canadian tax rate adjustment of $9 million. This was offset in part by the recognition of a future tax recovery of $14 million for Lomas Bayas during the quarter ended September 30, 2004. This tax recovery was recognized in the third quarter since there is now greater certainty as to its recoverability, than there was at the time of the Lomas Bayas acquisition.

  •
  Non-controlling interest in earnings of subsidiaries increased by $8 million, reflecting higher earnings at Falcondo.

Earnings by Segment

The following table summarizes the segmented results of operations for the third quarter and first nine months of 2004 and 2003:

	Three months ended September 30,		Nine months ended September 30,
(unaudited — $ millions)	2004	2003	2004	2003
	(Restated)		(Restated)
Principal operations—
Integrated Nickel Operations (INO)	$106	$31	$327	$121
Falconbridge Dominicana, C. por A.	40	17	139	28

Nickel Operations	146	48	466	149

Kidd Creek Operations	(15)	(23)	(31)	(53)
Collahuasi	124	23	242	76
Lomas Bayas	23	8	69	19

Copper Operations	132	8	280	42
Corporate costs	42	23	54	47

Operating income	236	33	692	144
Interest	11	12	27	37
Income and mining taxes	67	1	177	9
Non-controlling interest in earnings of subsidiaries	3	1	10	2

Earnings for the period	155	19	478	96
Dividends on preferred shares	2	2	5	6

Earnings attributable to common shares	$153	$17	$473	$90

Nickel Operations

For the third quarter of 2004, operating income for the nickel business was $146 million, compared to $48 million in the third quarter of 2003. Refined nickel production was 23,427 tonnes in the third quarter of 2004, compared to 23,205 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge (including INO and Falcondo) was $3.00 in the third quarter of 2004, unchanged from the same period in 2003.

For the first nine months of 2004, operating income for the nickel business of $466 million compared to $149 million for the same period in 2003. Refined nickel production was 73,255 tonnes in the first nine months of 2004, compared to 77,352 tonnes in the same period in 2003. The operating cash cost per pound of mined nickel for all of Falconbridge was $2.86 for the first nine months of 2004, compared with $2.65 for the same period in 2003.

Integrated Nickel Operations (INO)

For the period ended	2004 Q3	2003 Q3	2004 YTD	2003 YTD
Sales (tonnes)
Nickel	15,432	17,558	51,575	58,510
Copper	13,875	12,093	38,536	42,702
Revenues ($ millions)	329	230	1,044	713
Operating cash cost ($ per pound of nickel)	2.69	3.03	2.60	2.43
Operating income ($ millions)	106	31	327	121

Revenues:    In the third quarter of 2004, sales volumes of nickel decreased 12% to 15,432 tonnes from 17,558 tonnes in the third quarter of 2003, primarily as a result of the impact of a planned maintenance shutdown at a custom feed supplier. Third quarter 2004 copper sales volumes of 13,875 tonnes increased by 15% from 12,093 tonnes in the same period a year ago. In the third quarter of 2004, consolidated revenues for the INO increased 43% to $329 million, from $230 million for the same period in 2003. Third quarter 2004 realized nickel, copper and cobalt prices increased by 51%, 67% and 149%, respectively, compared to the third quarter of 2003. Precious metals revenues increased by $2 million to $24 million in the third quarter of 2004, compared to the same period in 2003.

In the first nine months of 2004, sales volumes of nickel decreased 12% to 51,575 tonnes, from 58,510 tonnes in the corresponding period of 2003. Copper volumes decreased 10% to 38,536 tonnes in the first nine months of 2004, compared to 42,702 tonnes in the same period of 2003. The reduction in nickel and copper sales volumes is primarily due to the impact of the strike at Sudbury operations in the first quarter of 2004 and lower production attributable to lower ore grades and tonnage. In the first nine months of 2004, consolidated revenues for the INO increased 46% to $1,044 million from $713 million for the same period in 2003. Realized nickel, copper and cobalt prices in the first nine months of 2004 increased by 60%, 70% and 174%, respectively, compared to the same period in 2003. Precious metals revenues increased by $5 million to $73 million in the first nine months of 2004, compared to the same period in 2003.

Costs:    In the third quarter of 2004, the operating cash cost of producing a pound of nickel from INO mines, was $2.69. The $0.34, or 11%, decrease over third quarter 2003 costs was the result of increased mine production and higher by-product credits, which partially offset the impact of the stronger Canadian dollar.

In the first nine months of 2004, the operating cash cost of producing a pound of nickel from INO mines, was $2.60. The $0.17, or 7%, increase over 2003 costs was the result of the stronger Canadian dollar, increased costs to access the ore at Canadian operations and lower ore grades that reduced production volumes, which were partially offset by higher by-product credits.

Operating income:    The INO's third quarter 2004 operating income was $106 million compared with $31 million for the third quarter of 2003. The $75 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were partially offset by the impact of lower nickel and cobalt sales volumes, and higher unit costs, caused in part by the strengthening of the Canadian dollar.

For the first nine months of 2004, the INO's operating income was $327 million compared with $121 million for the corresponding period of 2003. The $206 million increase was mainly due to higher metal prices and lower depreciation and amortization charges, which were partially offset by lower sales volumes for nickel and copper and higher unit costs, caused in part by the strengthening of the Canadian dollar.

Production:    Sudbury mines production was 6,796 tonnes during the third quarter of 2004, compared with 5,170 tonnes in the third quarter of 2003. The increase in nickel production was primarily attributable to increased ore tonnages resulting from the avoidance of the traditional two-week summer shutdown for vacations and maintenance.

During the first nine months of 2004, Sudbury mines nickel production was 16,928 tonnes, compared with 18,473 tonnes in the corresponding period of 2003. The shortfall in nickel production was attributable to the strike in the first quarter of 2004 and the subsequent ramp-up of production. Sudbury mine production remains unchanged at 20,000 tonnes for 2004.

At Raglan, nickel in concentrate production in the third quarter of 2004 was at 6,972 tonnes and copper production was 1,795 tonnes, compared with 6,082 tonnes of nickel and 1,688 tonnes of copper in 2003. The increases in production were due to the increase in mined ore tonnages.

For the first nine months of 2004, Raglan nickel in concentrate production was 19,869 tonnes and copper production was 5,133 tonnes, slightly above 2003 levels as increased ore tonnages offset the impact of lower ore grades. For 2004, Raglan nickel production remains forecast at 24,500 tonnes.

At the Sudbury smelter, nickel in matte production in the third quarter of 2004 decreased to 8,606 tonnes from 11,373 tonnes in the same period of 2003 as a result of the treatment of lower concentrate tonnages and lower feed grades. The smelter concluded an eight-week maintenance shutdown during which the furnace roof and sidewalls were rebuilt. Smelter operations have returned to normal production levels.

Sudbury smelter production of nickel in matte was 34,542 tonnes during the first nine months of 2004, lower than 42,057 tonnes of production in the first nine months of 2003, largely as a result of the strike at Sudbury and lower deliveries from Raglan and custom feed.

At Nikkelverk, third quarter nickel production of 15,994 tonnes was unchanged from the corresponding period of 2003.

At Nikkelverk, first nine-month 2004 nickel production of 50,952 tonnes was lower than in the first nine months of 2003 due to lower shipments of material from Sudbury, as a result of the strike in the first quarter. Refined nickel and copper production forecasts for 2004 remain at 72,000 tonnes and 37,000 tonnes, respectively.

During the quarter, new collective agreements were successfully concluded with the workers at the refinery in Kristiansand.

Other Developments

After the first six months, the Nickel Rim South project is progressing on schedule and within budget. Site preparation, services and development of electrical systems are on schedule for completion at the end of 2004. Both vent shaft and main shaft construction programs are on track, with expected shaft sinking to begin in 2005.

At Montcalm, the West Extension stope is ready for production and development of the East Zone is well advanced. Mine site crushing facilities have been commissioned and commissioning has begun at the concentrator facilities at Kidd Creek and the concentrate receiving facilities at the Sudbury Smelter, with initial concentrate production anticipated to begin in 2004. This project is scheduled to be completed in February 2005.

During the third quarter of 2004, underground and surface diamond drilling continued at Fraser Morgan. While the existing mineral resource is unchanged from the first quarter of 2004, diamond drilling from the surface, in an area approximately 450 metres northeast of the resource, intersected 36.6 metres of 2.3% nickel and 0.7% copper. The mine development pre-feasibility study is on track for completion by year-end 2004.

Progress continues on the Raglan Optimization project, which will increase annual production by approximately 5,000 tonnes of nickel per year. The first phase is the conversion from autogenous to semi-autogenous grinding, which will increase the level of annual throughput to approximately one million tonnes per year and increase the mill's ability to process harder ore. The capital cost for Phase one is $33 million and has been approved by the Board of Directors. Engineering work on Phase two is underway and is assessing changes to the grinding circuit and other concentrator equipment to further increase annual production rates.

During the quarter, Falconbridge and Barrick Gold advanced joint-venture documentation for the Kabanga nickel project in Tanzania.

The mineral reserves and resources at our operations and projects are generally updated on an annual basis. There are no other changes to report at this time.

Falcondo

For the period ended	2004 Q3	2003 Q3	2004 YTD	2003 YTD
Sales of ferronickel (tonnes)	6,247	7,361	20,832	20,352
Production (tonnes)	7,433	7,293	22,303	20,737
Revenues ($ millions)	90	68	292	174
Operating cash cost ($ per pound of nickel)	3.58	2.96	3.29	3.05
Operating income ($ millions)	40	17	139	28

Revenues:    In the third quarter of 2004, revenues of $90 million at Falcondo increased 32% from $68 million in the same period of 2003. The realized ferronickel price increased by 56% from 2003 levels. Sales volumes decreased by 15% to 6,247 tonnes from 7,361 tonnes in 2003, due to the timing of shipments of materials.

Year-to-date 2004 revenues of $292 million at Falcondo were 68% higher compared to $174 million in the same period of 2003. Sales volumes increased 2% to 20,832 tonnes from 20,352 tonnes in 2003. The realized ferronickel price increased 64% in the first nine months of 2004, compared to the same period of 2003.

Costs:    Falcondo's operating cash cost per pound of ferronickel increased by 21% in the third quarter of 2004 to $3.58, mainly due to the increase in oil prices and costs to generate additional power from auxiliary generators during scheduled power plant maintenance. Oil costs rose to $34.52 per barrel in the third quarter of 2004, from $29.81 in the third quarter of 2003.

In the first nine months of 2004, Falcondo's operating cash cost per pound of ferronickel was $3.29, compared with $3.05 in the corresponding period of 2003. The increase in costs was due to the increase in the oil price.

Operating income:    Falcondo's third quarter 2004 operating income was $40 million, compared with $17 million for the same period in 2003. The $23 million higher contribution reflects the impact of a higher ferronickel selling price, which was partially offset by reduced sales volumes and higher oil costs.

Falcondo's year-to-date 2004 operating income was $139 million, compared with $28 million in the same period in 2003. The $111 million higher contribution reflects a higher ferronickel selling price and increased sales volumes, reduced by the impact of higher oil costs.

Production:    In the third quarter of 2004, Falcondo produced 7,433 tonnes of nickel in ferronickel compared to 7,293 tonnes in the third quarter of 2003.

For the first nine months of 2004, Falcondo increased production by 8% to 22,303 tonnes of nickel in ferronickel, compared to 20,737 tonnes in the first nine months of 2003. For the year, ferronickel production remains forecast at 28,000 tonnes.

Copper Operations

Operating income of the copper business rose to $132 million in the third quarter of 2004, compared with $8 million in the same period for 2003. Copper production from Kidd Creek and South American operations was 89,349 tonnes in the third quarter 2004, compared with 67,249 tonnes in 2003. The operating cash cost per pound of copper was $0.56 compared with $0.60 in 2003.

For the first nine months of 2004, operating income of the copper business rose to $280 million compared with $42 million in the same period for 2003. Copper production from the mines was 225,380 tonnes in the first nine months of 2004 compared with 205,729 tonnes in 2003. The operating cash cost per pound of copper was $0.54 compared with $0.51 in 2003.

Collahuasi

Falconbridge's 44% share For the period ended	2004 Q3	2003 Q3	2004 YTD	2003 YTD
Sales of copper (tonnes)	62,013	37,281	137,969	128,508
Production (tonnes)	65,067	40,477	146,868	128,203
Revenues ($ millions)	182	63	380	197
Operating cash cost ($ per pound of copper)	0.38	0.42	0.41	0.37
Operating income ($ millions)	124	23	242	76

Revenues:    Falconbridge's share of revenues at Collahuasi in the third quarter of 2004 was $182 million, compared with $63 million in the third quarter of 2003. The $119 million increase is attributable to the impact of both higher metal prices and higher sales volumes.

For the first nine months of 2004, Falconbridge's share of Collahuasi revenues was $380 million, compared to $197 million in the same period of 2003. This $183 million increase in revenue is attributable to both higher copper prices and higher sales volumes, compared with the same period in 2003.

Costs:    The operating cash cost of $0.38 per pound of copper in the third quarter of 2004, compared to $0.42 in the same period in 2003. This improvement was mainly attributed to higher production volumes in the third quarter of 2004, compared to the third quarter of 2003. For the first nine months of 2004, the operating cash cost was $0.41 per pound compared to $0.37 in 2003.

Operating income:    Falconbridge's share of Collahuasi's third quarter 2004 operating income was $124 million, compared with $23 million in the same period in 2003. The positive variance is attributable to higher copper prices and sales volumes.

For the first nine months of 2004, Falconbridge's share of operating income was $242 million compared with $76 million in the same period of 2003. The positive variance is mostly attributable to higher copper prices and sales volumes, partially offset by higher production costs.

Production:    Falconbridge's share of third quarter copper production in 2004 totalled 65,067 tonnes, compared to 40,477 tonnes in the third quarter of 2003. The increase was driven by the completion of the Ujina-Rosario transition and the concentrator expansion project, which was accomplished five weeks ahead of the July 1, 2004 scheduled date. By the end of June, the concentrator was processing ore at its design capacity of 110,000 tonnes per day.

For the first nine months of 2004, Falconbridge's share of copper production totalled 146,868 tonnes, 15% higher than production of 128,203 tonnes in the same period of 2003. For 2004, Falconbridge's share of Collahuasi production is forecast at 210,000 tonnes.

Other Developments

        The Ujina-Rosario Expansion Project was completed ahead of schedule and under budget. Conceptual study of the second expansion of the copper concentrator and the feasibility study of the molybdenum plant are continuing.

Lomas Bayas

For the period ended	2004 Q3	2003 Q3	2004 YTD	2003 YTD
Sales of copper (tonnes)	16,271	15,601	44,952	44,996
Production (tonnes)	15,719	15,663	46,361	45,044
Revenues ($ millions)	48	28	133	78
Operating cash cost ($ per pound of copper)	0.54	0.46	0.51	0.46
Operating income ($ millions)	23	8	69	19

Revenues:    Revenues in the third quarter of 2004 were $48 million compared to $28 million in the third quarter of 2003. The $20 million increase was mainly attributable to higher copper prices.

For the first nine months of 2004, revenues were $133 million, compared to $78 million in the same period of 2003. The $55 million increase was attributable to higher copper prices.

Costs:    The operating cash cost of producing a pound of copper in the third quarter of 2004 increased to $0.54 per pound from $0.46 per pound in the third quarter of 2003. The increase in the cash cost resulted from higher contractor costs (mainly maintenance and freight of materials), higher acid and fuel costs, and the strengthening of the Chilean peso against the U.S. dollar.

For the first nine months, the operating cash cost was $0.51 per pound, up from $0.46 per pound in the same period of 2003.

Operating income:    Lomas Bayas' third quarter 2004 operating income was $23 million, up from $8 million in the same period of 2003, as higher sales prices more than offset the impact of higher production costs.

For the first nine months of 2004, operating income was $69 million, up from $19 million in the same period of 2003.

Production:    Lomas Bayas produced 15,719 tonnes of copper cathode in the third quarter of 2004, compared to 15,663 tonnes in the third quarter of 2003.

For the first nine months of 2004, cathode production was 46,361 tonnes, compared to 45,044 tonnes in the same period of 2003. For 2004, Lomas Bayas production is forecast at 60,000 tonnes.

Other Developments

        Altonorte dust leaching at Lomas Bayas continues as planned. Extracting copper from Altonorte dust is expected to increase Lomas' annual production.

        Following the completion of the Crusher Expansion Project in the second quarter, the ramp-up continued successfully in the third quarter of 2004.

Consolidated Kidd Creek operations

For the period ended	2004 Q3	2003 Q3	2004 YTD	2003 YTD
Sales (tonnes)
Copper (in metal and concentrate)	23,040	26,098	67,843	81,246
Zinc (in metal and concentrate)	34,501	25,407	94,696	89,285
Revenues ($ millions)	107	96	345	285
Operating cash cost ($ per pound of copper)	0.99	0.88	0.88	0.85
Operating income/(loss) ($ millions)	(15)	(23)	(31)	(53)

        Revenues:    Revenues of $107 million in the third quarter of 2004 were 11% higher than revenues for the same period for 2003. Third quarter 2004 realized copper and zinc prices were up 60% and 17%, respectively, from the third quarter of 2003, contributing to increased revenues for the quarter. Additionally, this increase resulted from a shorter zinc plant shutdown in the third quarter of 2004 compared to a shutdown for the complete period in 2003, as well as from a build up in zinc inventories prior to the plant shutdown to enable conversion of cathode stockpiles to salable metal during the outage. Zinc sales volumes were up 36% over the corresponding period of 2003.

        For the first nine months, revenues totalled $345 million, up 21% from revenues of $285 million for the same period of 2003.

        Costs:    The third quarter operating cash costs at the Kidd Mine were $0.99 per pound, compared to $0.88 in 2003. The increase in unit costs was due primarily to lower mined and milled production volumes, higher contracted services and increased costs resulting from the focus on backfill and lateral development activities.

        For the first nine months of 2004, operating cash costs at the Kidd Mine were $0.88 compared to $0.85 in 2003. The majority of this increase relates to reduced tonnes milled/hoisted, combined with increased spending for contracted services and mine supplies.

        Operating income:    Kidd Creek reported a third quarter operating loss of $15 million compared to an operating loss of $23 million for the third quarter of 2003. For the first nine months of 2004, Kidd Creek operations reported an operating loss of $31 million, compared to a loss of $53 million for the same period in 2003.

        Production:    Copper and zinc production from the Kidd Mine during the third quarter of 2004 totalled 8,563 tonnes and 25,594 tonnes, respectively, compared to 11,109 and 19,782, respectively, during the third quarter of 2003.

        Copper production was lower than in the third quarter of 2003. However, zinc production was significantly higher than last year's as a result of the mining sequence in certain locations, which contain higher zinc grades and lower copper grades when compared to last year.

        Operations at the mine improved in the third quarter of 2003 as a result of focusing on increased drilling and backfilling, which increased stope lead times and stope availability to operations. Further improvement is expected in the fourth quarter. Mine operations also took over responsibility of Block #1 in Mine D. Ore from Block #1 will be available to the mill beginning in mid October.

        During the quarter, concentrate throughput was below mine output, primarily as a result of an ore car derailment that damaged and closed the main haulage line for approximately one week. Also, ties-ins for the Montcalm circuit also adversely impacted production. As a result, a stockpile of material has accumulated on surface and will be available to the mill in the fourth quarter.

        For the first nine months of 2004, copper and zinc production totalled 32,151 tonnes and 57,086 tonnes, respectively, compared to 32,482 and 57,433, respectively, during first nine months of 2003. The copper and zinc mine production forecast for 2004 has been revised to 44,000 tonnes and 85,000 tonnes, respectively, from 43,000 and 90,000.

        Copper cathode production for the third quarter of 2004 was 30,957 tonnes, compared to 24,448 tonnes in the same quarter of 2003, primarily as a result of the smelter shutdown in the second quarter of 2004, compared to a third quarter shutdown in 2003. Refined zinc production was 23,248 tonnes, compared to 5,301 tonnes in the third quarter 2003, primarily as a result of a three-month summer shutdown at the zinc plant during 2003, compared to a seven-week shutdown in the third quarter of 2004. The decision to reduce the shutdown from 13 weeks to seven weeks was a result of improved concentrate availability in the second half of 2004, with the Agnico-Eagle LaRonde mine supply agreement, and improving metal markets. For the first nine months of 2004, copper cathode and refined zinc production totalled 83,077 tonnes and 87,624 tonnes, respectively, compared to 99,431 and 74,202, respectively, in the first nine months of 2003. For 2004, refined copper production is expected to be 120,000 tonnes and zinc production approximately 125,000 tonnes.

Other Developments

        Preparations for the start-up of the Montcalm nickel circuit in the concentrator are proceeding as planned, with operating personnel and technical support teams beginning commissioning in mid-October.

        Work on the zinc plant's precious metal recovery project is progressing on time and on budget. Tie-ins and equipment commissioning began in the second week of October with the first tonnes of LaRonde zinc concentrate processed before the end of October.

        A successful seven-week bismuth test was completed, with the refinery demonstrating the capacity to produce good quality cathode while treating anodes with over 200ppm bismuth. The test has confirmed the Metsite's capacity for 20,000 tonnes per year of higher margin bornite concentrate from the Antamina mine in Peru.

        At Mine D, work is progressing as planned. Commissioning of the ore handling system was completed during the quarter, with first ore hoisted up the shaft on July 25, 2004 — ahead of the feasibility schedule. Ramping up of waste hoisting continued in August and September and will enhance development progress.

Koniambo

        The bankable feasibility study for the Koniambo project is essentially complete. The cost finalization program is underway and will be completed by the end of the year. Discussions on the financing plan and French government support are continuing as planned, and we expect to be in a position to make a development decision in early 2005.

Corporate and Other

        During the three months ended September 30, 2004, corporate costs of $42 million compared to $23 million for the comparable period of 2003. The $19 million increase is attributable primarily to the recognition of $7 million of higher foreign exchange losses, losses of $4 million on metals trading positions, compared to gains of $2 million during the third quarter of 2003, and $4 million of higher general and administrative expenses, which were driven by the impact of a stronger Canadian dollar and higher charges for non-wage labour costs. The higher losses from foreign exchange are attributable to unhedged translation losses. These losses were magnified by a significant strengthening of the Canadian dollar relative to the U.S. dollar; particularly during the month of September 2004.

        During the nine months ended September 30, 2004, corporate costs of $54 million increased by $7 million over the comparable period of 2003. The increase is attributable to $9 million higher general and administrative expenses driven by the impact of a stronger Canadian dollar and higher charges for non-wage labour costs and losses of $2 million on metals trading positions during the current period, compared to gains of $7 million during the comparable period in 2003. This was offset by $8 million in higher gains from foreign exchange and $5 million higher other income from net interest income on interest rate swaps not eligible for hedge accounting. The increase in income from foreign exchange is attributable to non-recurring losses that were realized in the third quarter of 2003, from forward hedge contracts of U.S. dollar balance sheet exposure, which did not exist in the third quarter of 2004.

Summary of Quarterly Results

	September 30,			June 30,		March 31,		December 31,
(Unaudited — $ millions, except per share data)
	2004	2003	2002	2004	2003	2004	2003	2003	2002
Total Revenues	756	484	346	704	490	734	472	637	443
Earnings (loss)	155	19	(15)	139	39	184	38	95	23
Basic net income (loss) per share	0.85	0.10	(0.10)	0.77	0.21	1.02	0.21	0.52	0.12
Diluted net income (loss) per share	0.85	0.10	(0.10)	0.76	0.21	1.01	0.21	0.52	0.12

        Our financial results for the three-months ending September 30, 2004 reflect rising realized prices for nickel, copper, zinc, cobalt, platinum and acid, higher sales volumes for copper and zinc, offset by lower sales volumes for nickel and silver, and rising cash costs. These trends are discussed elsewhere in this report.

Liquidity and Capital Resources

        The Corporation's cash position and changes in cash for the quarter and nine months ended September 30, 2004, compared to the same periods in 2003, are summarized below:

Liquidity and Cash Flow

	Three months ended September 30,		Nine months ended September 30,
($ millions)
	2004	2003	2004	2003
Cash provided by operating activities	300	185	684	369
Cash used in investing activities	(169)	(172)	(399)	(332)
Cash (used in) provided by financing activities	(21)	(27)	(46)	99

Cash provided (used) during the period	110	(14)	239	136
Cash and cash equivalents, beginning of period	427	315	298	165

Cash and cash equivalents, end of period	537	301	537	301

        During the third quarter of 2004, consolidated cash and cash equivalents increased by $110 million to $537 million at September 30, 2004, compared with a balance of $301 million at the end of the third quarter of 2003. These items were invested primarily in high-quality short-term money market instruments and liquidity funds.

        In the third quarter of 2004, the Corporation's balance sheet improved as the ratio of net debt to net debt plus equity improved to 27% from 31% at the end of the second quarter and from 37% at the end of 2003.

        Falconbridge has significant liquidity and financial flexibility, including unused bank lines of credit totalling $472 million. As a result, the Corporation has unused credit and cash available of approximately $1 billion. In addition, the Corporation has no major debt maturities until September 2005.

        Working capital increased to $778 million at the end of the third quarter of 2004 from $649 million at the end of December 2003. This is primarily attributable to a cash increase of $239 million, a $91 million increase in inventories, and a $40 million increase in receivables, all in the first nine months of 2004. These increases in current assets were partially offset by a $200 million increase in the current portion of long-term debt.

        Cash generated from operations before working capital changes totalled $304 million compared with $144 million for the third quarter of 2003.

        The ratio of current assets to current liabilities was 2.3: 1 at September 30, 2004.

        Based on planned production levels, estimated LME prices and forecasted Canadian/U.S. dollar exchange rates, it is anticipated that funds provided from operations, available cash, and proceeds from existing lines of credit will be sufficient to finance committed obligations, and planned capital expenditures in 2004, as well as the dividends declared to date.

Significant Future Obligations

	Significant obligations due by year
Nature of Obligation	October to Dec. 2004	2005	2006	2007	2008	2009	Thereafter	Total
	($ millions)
Long-term debt	28	286	303	53	176	69	500	1,415
Asset retirement obligation	10	8	6	3	13	13	404	457
Operating leases	—	2	2	2	2	2	14	24

Total contractual obligations	38	296	311	58	191	84	918	1,896

Capital Expenditures and Deferred Project Costs

        The following table summarizes the expenditures incurred or planned for the periods indicated:

		Three months ended September 30,		Nine months ended September 30,
($ millions)	Forecast for 2004
		2004	2003	2004	2003
Investment projects
Nickel
Montcalm	67	20	5	40	5
Koniambo	56	14	19	38	30
Nickel Rim South	93	38	—	54	5
Copper		—	—
Kidd	123	39	16	107	55
Collahuasi	73	16	39	65	103
Maintenance and other	138	42	9	93	35

Total	550	169	88	397	233

        Expenditures in the third quarter of 2004 were directed towards development of Mine D at the Kidd Mining Division, Nickel Rim South at the INO Division, evaluation work at Koniambo and to maintain and improve productive capacity at all locations.

        Expenditures for the remainder of 2004 will primarily be used for the continued development of Mine D at Kidd, the development of the Montcalm and Nickel Rim South projects, continued evaluation work at Koniambo and to maintain and improve productive capacity at all locations. Expenditures will be financed from internal sources and existing lines of credit. Expenditures for Canadian projects have been adversely impacted by the strengthening Canadian dollar.

Outstanding Indebtedness

        Total debt remained at $1,415 million at September 30, 2004 ($1,427 million at the end of 2003). Principal payments of $8 million during the quarter were offset by a foreign exchange loss on Canadian dollar denominated debt due to the strengthening of the Canadian currency. The current portion of long-term debt is $278 million.

Capital Resources and Financial Flexibility

        The Corporation believes that both a conservative financial structure and financial flexibility are important in order to accommodate the capital intensive and cyclical nature of the business.

        The Corporation has three-year committed revolving Credit Facilities with various banks totalling $490 million at September 30, 2004. Borrowings may be in many forms including Letters of Credit, which offset amounts available under certain Credit Facilities. As at September 30, 2004 the Corporation had no borrowings and had drawn Letters of Credit totalling $18 million. The Corporation also has additional Letters of Credit outstanding of $16 million.

        The Corporation has a Commercial Paper Program. Unused lines of credit and cash on hand are used to support the Commercial Paper Program. As at September 30, 2004 the Corporation had no Commercial Paper outstanding.

Transactions with Related Parties

        At September 30, 2004 Noranda Inc. (Noranda) owned, directly and indirectly, approximately 58.9% of the common shares of the Corporation. Transactions between Falconbridge and the Noranda group are negotiated on an arms length basis at market terms.

        Falconbridge has entered into an agreement with a subsidiary of Noranda whereby it acts as sales agent for all products, other than sulphuric acid and indium, produced at Falconbridge's Kidd Creek Operations. Falconbridge has entered into a supply agreement with NorFalco, LLC., which is owned 65% by Noranda and 35% by Falconbridge, which will purchase and resell Falconbridge's output of sulphuric acid. Accounts receivable, in the consolidated statements of financial position, include $38 million (2003 — $26 million) in receivables from Noranda relating to amounts being collected under the sales agreements and $5 million (2003 — ($5) million) from net sales/(purchases) of material by Noranda.

        Falconbridge has agreements with various Noranda group companies for the purchase of custom feeds; the toll treatment of copper concentrates, blister copper and refinery slimes; and the sale of metals. The following table details related-party production and marketing transactions with Noranda Group Companies.

	Three months ended September 30,		Nine months ended September 30,
($ millions)
	2004	2003	2004	2003
Sale of materials and technology to Noranda (a)	16	13	83	48
Purchase of materials from and smelting and refining fees paid to Noranda (b)	11	27	70	81
Commissions and agency fees paid to Noranda (c)	—	—	1	—
Net fees received relating to sulphuric acid(a)	2	1	5	—

Included in the Corporation's Consolidated Financial Statements in (a) Revenues; (b) Cost of metal and other product sales; (c) Selling, general and administrative expenses

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances.

Foreign Currency Exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50 per cent of its one-year operating costs and up to 25 per cent of its subsequent year's operating costs, each on rolling 12-month basis. Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur. Fair value of forward contracts is calculated by comparing the contract rate to the market forward rate obtained from electronic market data sources. The fair value of options is provided by our counterparties. A summary of these positions is tabled below.

Currency Hedges — Forward Contracts

	Year of Maturity
Forward contracts as of September 30, 2004
	2004	2005	2006	2007	Total
Expenditure hedges
Canadian dollar expenditures
US$ forward contracts (millions)	67	198			265
Average price (US $)	1.4772	1.3835			1.4071
Contract amount (in Cdn$ millions)	98	274			372
Fair value (in US$ millions)	11.18	18.32			29.50
Chilean peso expenditures
US$ forward contracts (millions)	11	21			32
Average price (US $)	724	706			712
Contract amount (in CHP millions)	7969	14826			22795
Fair value (in US$ millions)	2.05	3.26			5.31
Balance sheet economic hedges
Canadian dollar net liability exposure
US$ forward contracts (millions)	404				404
Average price (US $)	1.3119				1.3119
Contract amount (in Cdn$ millions)	530				530
Fair value (in US$ millions)	15.10				15.10

Currency Hedges — Option Contracts

Option contracts as of September 30, 2004	Maturing in 2004
Expenditure hedges
Canadian dollar expenditures
Option amount (in Cdn$ millions)	—
Fair value (in US$ millions)	—
Norwegian Kroner expenditures
Option amount (in NOK millions)	180
Fair value (in US$ millions)	0.44

Commodity Price Exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the commodities it sells. Gains and losses on these contracts are reported as a component of the related transactions. Falconbridge may enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges for accounting purposes. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest-rate Management

        Falconbridge also enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. The net interest on other swaps is shown as other income. Fair value of our interest rate swaps is provided by our counterparties. A summary of these positions is tabled below.

Interest-rate swap contracts at September 30, 2004	Total(1)
Maturity (2005)	400
Maturity (2006)	325
Maturity (2008)(2)	136
Maturity (2012)	350
Maturity (2015)	150
Fair value(3)	64.6

(1)
Notional principal amount of maturities and fair value are in millions of U.S. dollars.

(2)
Includes cross currency interest rate swaps (with a notional amount of $111.3 million) designated as a hedge of our Canadian dollar debenture. The total fair value of these instruments at September 30, 2004 was $37.8 million of which $27.1 million related to the currency component of the swap and $10.7 million related to the interest component.

(3)
Includes the total fair value of $37.8 million related to the cross currency interest rate swap discussed above.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

Energy Price Management

        Falconbridge hedges a portion of the cost of electricity of its operations in Ontario, Canada and Norway. The following tables summarize outstanding contracts as of September 30, 2004.

Canadian electricity contracts	2004	2005	2006	2007
Rate $/MWh (Cdn)	51.98	47.09	48.60	49.34
Amount (MW)	100	25	50	25
Fair value (in Cdn$ millions)	0.9	6.1	2.7	0.6
Norwegian electricity contracts	2004	2005	2006	2007	2008	2009	2010
Rate $/MWh (NOK)	184	—	190	190	190	190	190
Amount (MW)	10	—	5	5	5	5	5
Fair value (in NOK millions)	7.6	—	1.9	2.0	2.2	2.5	2.8

Reconciliation of Non-GAAP Measures

Operating Cash Costs

        The Corporation has included operating cash cost per pound of nickel and copper data in Management's Discussion and Analysis because certain investors use this information to assess the company's performance and cash generating capabilities. In addition, management uses this information to monitor cost performance relative to budget and prior periods. Operating cash cost per pound is a non-GAAP measure. These measurements are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under GAAP.

        The following table sets forth a reconciliation of operating cash cost per pound of nickel and copper to GAAP cost of sales for the periods indicated:

	Three months ended September 30,		Nine months ended September 30,
(unaudited — $ millions, except per lb. data)
	2004	2003	2004	2003
Operating Costs
INO	195	163	616	482
Falcondo	47	46	142	134
Kidd Creek	104	104	318	291
Collahuasi	34	24	85	72
Lomas Bayas	20	15	50	45

Costs of metal and other product sales, as reported	400	352	1,211	1,024

Integrated Nickel Operations	195	163	616	482
By-product credits	(53)	(31)	(148)	(108)
Delivery expense	1	—	3	2
Purchased feed costs	(96)	(62)	(320)	(173)
Strike costs	—	—	(14)	—
Canadian dollar cost hedges	7	—	25	—
Other operating costs	28	5	49	1

Cash costs	82	75	211	204
Production — Nickel recoverable (000s lbs.)	30,354	24,806	81,124	83,702
Cash cost per lb. Nickel	2.69	3.03	2.60	2.43

Falcondo	47	46	142	134
Delivery expense	(1)	2	—	4
Other operating costs	13	(1)	20	2

Cash costs	59	47	162	140
Production — Nickel recoverable (000s lbs.)	16,386	16,078	49,168	45,712
Cash cost per lb. Nickel	3.58	2.96	3.29	3.05

Kidd Creek	104	104	318	291
By-product credits	(29)	(7)	(74)	(44)
Delivery expense	—	—	1	—
Feed acquisition costs	(65)	(46)	(201)	(142)
Canadian dollar cost hedges	3	—	13	—
Other operating costs	5	(30)	2	(46)

Cash costs	18	21	59	59
Production — Copper recoverable (000s lbs.)	18,199	23,622	68,277	69,110
Cash cost per lb. Copper	0.99	0.88	0.87	0.85

Collahuasi	34	24	85	72
Delivery expense	9	3	18	10
Realization costs	15	10	36	29
Other operating costs	(3)	—	(5)	(2)

Cash costs	55	37	134	109
Production — Copper recoverable (000s lbs.)	138,197	91,893	324,521	291,235
Cash cost per lb. Copper	0.38	0.42	0.41	0.37

Lomas Bayas	20	15	50	45
Other operating costs	(1)	1	2	—

Cash costs	19	16	52	45
Production — Copper recoverable (000s lbs.)	34,654	34,532	102,208	99,307
Cash cost per lb. Copper	0.54	0.46	0.51	0.46

        Operating cash costs include all cash production and selling costs, net of by-product credits, but excludes interest, corporate, exploration costs and custom feed profits. Continuing costs incurred during shutdowns or strikes are excluded.

Net Debt to Net Debt Plus Equity

        Net debt to net debt plus equity is not a standardized measure recognized under Canadian GAAP. Non-GAAP financial measures do not have standard definitions and, therefore, may not be comparable to similar measures presented by other issuers. The Corporation believes the presentation of this measure is relevant and useful for investors when assessing the Corporation's liquidity. In addition, the Corporation uses this measure to better assess its ability for growth and investment. The data is intended to provide additional information and is not intended to be a substitute for measures of performance in accordance with Canadian GAAP. This measure is not necessarily indicative of the Corporation's liquidity as determined by Canadian GAAP.

        A reconciliation of debt to debt plus equity, the most directly comparable Canadian GAAP measure, is provided below:

(US$ millions)	September 30, 2004	June 30, 2004	December 31, 2003
Long-term debt (including current portion) (a)	1,415	1,415	1,427
Cash and cash equivalents	(537)	(427)	(298)

Net debt (b)	878	988	1,129

Shareholders' equity (c)	2,383	2,242	1,938

Net debt plus equity (d) = (b + c)	3,261	3,230	3,067

Total debt to total debt plus equity (a/a+c)	37%	39%	42%

Net debt to net debt plus equity (b/d)	27%	31%	37%

Outlook

Nickel

        In the nickel market, pricing pressure has been reduced somewhat as a result of greater scrap availability, the switching into ferritic production and 200 series stainless steel, and Chinese nickel destocking. However, stainless steel demand remains strong and the high nickel alloy market continues to strengthen. Given the low level of nickel inventories, we can expect the nickel price to continue to be volatile going forward. Overall, nickel market fundamentals have been solid year to date, and market deficits of 5,000 tonnes and 10,000 tonnes are projected for 2004 and 2005, respectively.

Copper

        Strong fundamentals in the copper market have caused an 80% drop in total exchange stocks since the end of last year and this heightened global demand has been primarily driven by China. This trend is expected to continue for the foreseeable future, with China's ongoing investment in basic infrastructure and domestic demand for electronic products and motor vehicles. Demand conditions in key copper consuming countries are expected to remain strong in the medium term, indicating deficit forecasts for 2004 and 2005. As a result of these conditions, combined with low levels of working stocks and exchange inventories, the price outlook moving forward remains favourable.

Other Developments

        During the quarter, Noranda Inc., 58.9% owner of Falconbridge, announced that it entered into exclusive negotiations with China Minmetals concerning a proposal from Minmetals to acquire 100% of the outstanding common shares of Noranda.

Additional Information

Outstanding Shares

As at September 30,	2004	2003
Common shares	179,717,790	177,804,232
Preferred Shares Series 1	89,835	89,835
Preferred Shares Series 2	4,787,283	7,910,165
Preferred Shares Series 3	3,122,882	—

        The number of common shares outstanding as of October 21, 2004 is 179,742,290.

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

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